Orion Office REIT Inc. 2398 E. Camelback Road, Suite 1060, Phoenix, AZ 85016 New York Stock Exchange Symbol “ONL” May 8, 2024 VIA ELECTRONIC TRANSMISSION (EDGAR) Peter McPhun Accountant U. S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Re: Orion Office REIT Inc. Form 10-K for the year ended December 31, 2023 Filed February 27, 2024 File No. 001-40873 Dear Mr. McPhun: I am in receipt of the Division of Corporation Finance’s (“your” or the “Staff”) comment letter dated April 26, 2024 with respect to Orion Office REIT Inc.’s (“we” or “Orion”) Form 10-K for the year ended December 31, 2023 (File No. 001-40873), submitted to the U.S. Securities and Exchange Commission on February 27, 2024 (the “10-K”). Set forth below are Orion’s responses to your comments. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the 10-K unless otherwise specified. Form 10-K for the year ended December 31, 2023 Part I Item 1. Business, page 4 1. We note your risk disclosure on page 11 that some of your leases have early termination provisions. Please tell us, and in future filings, please clarify, the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage. Response: As of December 31, 2023, 7.2% of our leased square footage was subject to early termination provisions. During each of the years ended December 31, 2022 and 2023, one tenant exercised an early termination option, which resulted in the termination of an approximately 105,000 square foot lease in the year ended December 31, 2022, and the partial termination of approximately 30,000 square feet under an approximately 200,000

2 square foot lease in the year ended December 31, 2023. We intend to revise the relevant risk factor in our Annual Report on Form 10-K for the year ending December 31, 2024, substantially as set forth below. To facilitate the Staff’s review, our proposed new disclosures have been underlined. Some of our leases provide tenants with the right to terminate their leases early, which may have a material adverse effect on our business, financial condition and results of operations. Certain of our leases permit our tenants to terminate their leases as to all or a portion of their leased premises prior to their stated lease expiration dates under certain circumstances, such as providing notice by a certain date and, in most cases, paying a termination fee. As of [December 31], 202[_], [___]% of our leased square footage was subject to early termination provisions. During the years ended December 31, 202[_] and 202[_], a total of [___] and [___] tenants, representing a total of [_______] and [______ ] square feet, respectively, exercised early termination options. To the extent that our tenants exercise early termination rights, our cash flow and earnings will be adversely affected, and we can provide no assurances that we will be able to generate an equivalent amount of net effective rent by leasing the vacated space to new third-party tenants. If our tenants elect to terminate their leases early, it may have a material adverse effect on our business, financial condition and results of operations. Item 1A. Risk Factors We could experience difficulties or delays renewing leases . . . , page 8 2. In future Exchange Act filings, please update this risk factor to highlight, including in the risk factor title, that 27.9% of your total portfolio with respect to Annualized Base Rent is set to expire in 2024, as indicated by the table on page 28. Response: We acknowledge the Staff’s comment and in future Exchange Act filings, we will add disclosure of the percentage of leases that are scheduled to expire in the upcoming year to the subject risk factor. We intend to revise the relevant risk factor in our Annual Report on Form 10-K for the year ending December 31, 2024, substantially as set forth below. To facilitate the Staff’s review, our proposed new disclosures have been underlined. Leases representing approximately [____]% of our annualized based rent are scheduled to expire in 2025, and we could experience difficulties or delays renewing leases or re-leasing space, which will increase our costs to operate and maintain such properties without receiving income. We derive nearly all of our net income from rent received from our tenants, and our profitability is significantly dependent upon our ability to minimize vacancies in our properties and ensure our tenants timely pay rent at an attractive rate. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. If lease defaults occur, we may experience delays in enforcing our rights as landlord. Leases representing approximately [____]% of our annualized based rent are scheduled to expire in 2025, and as of December 31, 2024, our

3 portfolio, including our pro rata share of properties owned by the Arch Street Joint Venture, had a weighted average lease term of [___] years, and had [__] vacant operating properties, with an aggregate [___] million square feet, including [__] properties, with an aggregate of [___] million square feet, that have remained vacant for over one year. If our tenants decide not to renew their leases, terminate their leases early or default on their leases, we will seek to re-lease the space to new tenants. We may not, however, be able to re-lease the space to suitable replacement tenants on a timely basis, or at all. Even if we are able to renew leases with existing tenants or enter into new leases with replacement tenants, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, may be less favorable to us than current lease terms. As a result, our net income and ability to pay dividends to stockholders could be materially adversely affected. Further, if any of our properties cannot be leased on terms and conditions favorable to us, we may seek to dispose of the property; however, such property may not be marketable at a suitable price without substantial capital improvements, alterations, or at all, which could inhibit our ability to effectively dispose of those properties and could require us to expend capital to fund necessary capital improvements or alterations. We have existing debt and refinancing risks . . . , page 12 3. We note that your Revolving Facility is scheduled to mature in November 2024, and your statement on page 12 and elsewhere that you do not expect to have generated sufficient cash from operations to repay the principal amount under the Revolving Facility, which was $116.0 million as of December 31, 2023, on its scheduled maturity date. We also note your statement that you are in preliminary discussions to potentially amend the facility in a manner that would result in an extension of the facility and a reduction in the amount of required unencumbered asset value. In future Exchange Act periodic reports, please update this risk factor to expand your disclosure to discuss the current covenant requirement, and your unencumbered asset value as of a recent date. Response: We acknowledge the Staff’s comment and note that we have updated this risk factor for inclusion in our Form 10-Q for the quarterly period ended March 31, 2024. Among other things, we have incorporated your suggested changes to disclose the current unencumbered asset value covenant requirement and our actual unencumbered asset value as of a recent date (March 31, 2024). We also updated the risk factor to reflect the fact that on May 3, 2024, we entered into an amendment to the Revolving Facility pursuant to which, among other things, we and the lenders agreed to certain financial covenant changes, including a reduction in the minimum unencumbered asset value that we must maintain to $500 million, from $600 million. The risk factor that was included in our Form 10-Q for the quarterly period ended March 31, 2024 is set forth below. “We have existing debt and refinancing risks that could have a material adverse effect on our business, financial condition and results of operations, including the risk that we will be unable to extend or refinance some or all of our debt. We have both fixed and variable rate indebtedness and may incur additional indebtedness in the future, including borrowings under our Revolving Facility. Our Revolving Facility

4 is scheduled to mature in November 2024, and we have the option to extend the maturity an additional 18 months until May 12, 2026. The extension option is subject to customary conditions, including there being no default or event of default, such as the failure to satisfy a financial or other covenant. Our ability to satisfy these conditions and continue to comply with the terms of the Revolving Facility is partially dependent upon us having a sufficient level of unencumbered asset value as defined in the credit agreement with respect to the Revolving Facility. As of March 31, 2024, our unencumbered asset value for this purpose was $773.4 million. On May 3, 2024, we entered into an amendment to the Revolving Facility. Under the terms of the amendment, we and the lenders agreed to reduce the borrowing capacity of the Revolving Facility to $350.0 million, from $425.0 million, and to certain financial covenant changes, including a proportional reduction in the minimum unencumbered asset value that we must maintain to $500.0 million, from $600.0 million. After giving effect to the amendment, our unencumbered asset value as of March 31, 2024 was $863.4 million, and we expect to be able to satisfy the loan extension conditions and therefore, intend to elect the option to extend the maturity date of the Revolving Facility until May 12, 2026. However, there can be no assurance that we will be able to satisfy the extension conditions and continue to comply with the Revolving Facility. If we are unable to meet the conditions to extend and continue to comply with the Revolving Facility, we might be forced to sell assets to generate cash, which might be on unfavorable terms, if at all, or we might not be able to make all required payments of principal and interest on our debt, which could result in a default, result in our lenders foreclosing on our assets, or otherwise have a material adverse effect on our financial condition and results of operations. The non-recourse mortgage notes associated with the Arch Street Joint Venture of $136.7 million as of March 31, 2024 are also scheduled to mature in November 2024, and the Arch Street Joint Venture has two successive one-year options to extend the maturity until November 27, 2026. The extension options are subject to satisfaction of certain conditions, including satisfaction of certain financial and operating covenants. The Arch Street Joint Venture may be unable to satisfy the extension conditions, and is also evaluating alternatives to refinance this obligation. We cannot provide any assurance the Arch Street Joint Venture will be able to satisfy the extension conditions or otherwise extend or refinance the loan. If the Arch Street Joint Venture is unable to extend or refinance the mortgage notes, our investment in the Arch Street Joint Venture could be materially adversely affected. As a result of the indebtedness we incur, we are, and expect to be, subject to the risks normally associated with debt financing including:  that we will be unable to extend, refinance or repay our debt as it becomes due or increase the availability of overall debt on terms as favorable as those of our existing debt, or at all;  that interest rates may rise;  that our cash flow could be insufficient to make required payments of principal and interest;

5  that required payments on mortgages and on our other debt are not reduced if the economic performance of any property declines;  that debt service obligations will reduce funds available for distribution to our stockholders;  that any default on our debt, due to noncompliance with financial covenants or otherwise, could result in acceleration of those obligations; and  that if our degree of leverage is viewed unfavorably by lenders or potential joint venture partners, it could affect our ability to obtain additional financing. If we are unable to repay, extend or refinance our indebtedness as it becomes due, we may need to sell assets or to seek protection from our creditors under applicable law, which may have a material adverse effect on our business, financial condition and results of operations.” Item 2. Properties, page 25 4. We note your disclosure on page 4 that your portfolio is comprised of traditional office buildings, as well as governmental office, office/laboratory, office/research and office/flex properties. Please tell us, and in future filings, please revise, to add disclosure showing a percentage breakdown of your portfolio by office property types. Response: We acknowledge the Staff’s comment, and we intend to include the below chart providing a percentage breakdown of our portfolio by office property type in our Annual Report on Form 10-K going forward. We also have included this new chart within our quarterly Supplemental Financial Information, which is publicly available to investors and furnished to the Staff on Form 8-K, beginning with the quarter ended March 31, 2024. Square feet and dollars are presented in thousands. Property Type Number of Properties Rentable Square Feet Square Feet as a % of Total Portfolio Annualized Base Rent Annualized Base Rent as a % of Total Portfolio Traditional Office 52 6,844 77.1% $ 95,609 72.0 % Governmental Office 16 789 8.9% 19,852 14.9 % Medical Office 2 155 1.8% 5,787 4.4 % Flex/Laboratory and R&D 4 267 3.0% 3,752 2.8 % Flex/Industrial 7 819 9.2% 7,794 5.9 % Total Portfolio 81 8,874 100.0% $ 132,794 100.0% 5. We note your statement on page 11 that you compete with a number of other owners and operators of office properties, and that you may lose tenants if your

6 properties are not as attractive to existing or new tenants as properties owned by your competitors “due to age of buildings, physical condition, lack of amenities or other similar factors.” For each property portfolio, please tell us, and in future filings, please disclose, the class of the office buildings in that portfolio. Please tell us, and in future filings, please clarify, if the class of buildings is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space. Response: We acknowledge the Staff’s comment, and we advise the Staff that as of March 31, 2024, 59.3%, 35.0% and 5.7% of our office buildings by square feet were classified as class A, class B and class C, respectively, as determined by the most recent appraisals of the properties. We also advise the Staff that while the class of our office buildings may at times be negatively impacting our leasing efforts and increasing our leasing costs, we do not have enough information to conclude as such with certainty, because tenants and prospective tenants do not share with us the reasons they have decided to vacate or not take space in our buildings. In response to your comment, we have added the disclosure below to our Form 10-Q for the quarterly period ended March 31, 2024 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors That May Impact Our Operating Results – Economic Environment and Tenant Retention”, and will update this disclosure as appropriate in future Exchange Act periodic reports. “Our leasing and asset disposition activity since the completion of our distribution from Realty Income continues to be adversely impacted by a variety of market and property specific conditions. Since the onset of the COVID-19 pandemic, the office leasing market has experienced significantly reduced demand for space and changes in space usage as tenants seek to attract employees back to the office, in newer, renovated buildings with more amenities. As of March 31, 2024, 59.3%, 35.0% and 5.7% of our office buildings by square feet were classified as class A, class B and class C, respectively, as determined by the most recent appraisals of the properties. In the current office environment, class B and class C buildings generally have been experiencing reduced demand and lease or sell at discounts to class A buildings and our tenants and prospective new tenants across our portfolio sometimes compare the cost and the value of leasing space in our building to the value of newer space with more amenities asking higher rent in other buildings in the market. The class of buildings we own may be negatively impacting our leasing velocity and pushing our leasing costs higher, and has negatively impacted our sales price on non- core asset dispositions.” Leasing Activity and Capital Expenditures, page 35 6. We note your statement that as of December 31, 2023, you had outstanding commitments of $42.3 million for tenant improvement allowances and $0.3 million for leasing commissions. In future Exchange Act periodic reports, please expand your disclosure to discuss these amounts on a per square foot basis or square footage should be shown so the amounts can be calculated, and also disclose any tenant concession amounts. Please also expand your discussion of leasing results for the prior period, including the amount of leases that were new leases compared to

7 renewal leases, and the amount of leases that were not renewed. Further, please quantitatively discuss the relationship between expiring rents and current market rents. Response: We acknowledge the Staff’s comment, and in our Form 10-Q for the quarterly period ended March 31, 2024, we have added disclosure regarding (i) outstanding tenant improvement allowances per square foot, (ii) outstanding leasing commissions per square foot, (iii) outstanding rent concessions (“free rent”) in total and per square foot, and (iv) outstanding landlord work in total and per square foot, including both reimbursable and non-reimbursable landlord work. We will continue to disclose these amounts in future Exchange Act periodic reports. In our Form 10-Q for the quarterly period ended March 31, 2024, we have also expanded our discussion of leasing results to include the prior comparative period leasing activity table (i.e., for the three months ended March 31, 2023), to add the number of leases that were new leases and renewal leases in the current period and prior period tables and to add estimates of landlord work that we have agreed to within the leases to be performed by us as a tenant concession. We also have disclosed the number of leases that were not renewed and the applicable square footage in the current period in the text that follows the tables. We respectfully direct the Staff to the non-renewal disclosure which was previously included in the “Significant Transactions Summary” on page 33 of the Form 10-K in the second bullet under “Significant Transactions Summary – Activity for the year ended December 31, 2023 – Real Estate Operations”, where we disclosed the number of leases that were not renewed and the applicable square footage. In our Form 10-Q for the quarterly period ended March 31, 2024, we have also added quantitative disclosure regarding the relationship between expiring rents and current market rents under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio Overview – Leasing Activity and Capital Expenditures”, and as set forth below. “During the three months ended March 31, 2024, three leases across two properties expired consisting of 424,000 square feet. Subsequent to March 31, 2024, we entered into a contract to sell one of the properties comprising approximately 96,000 square feet and expect that sale to close in the second quarter of 2024. We currently intend to re-tenant the other property comprising approximately 328,000 square feet over time. For the property we intend to re-let, the base rent per square foot under the lease at expiration was approximately $22.00 per square foot, and our estimate of market rent at this property is $25.00 to $28.00 per square foot. Our market rent estimates are based on a variety of assumptions and we cannot provide any assurance that we will be able to re-let vacant space to new tenants on these or any other terms, in a timely manner, or at all. Our plans with respect to vacant properties are subject to change.”

8 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Future Lease Expirations, page 36 7. We note your cross reference to the Lease Expirations table under Item 2, which indicates that 15 leases are expiring in 2024 and that such leases represent 21.5% of your leased square feet and 27.9% of your annualized base rent. We refer you to statements in your earnings call transcript for the fourth quarter of 2023, which indicates that you expect that several of your largest tenants with leases rolling in 2024 will not renew, causing revenues and earnings to decline materially and carrying costs to rise until you can get these properties released and that you note that leases and the associated declines in revenues over the past couple of years have had an outsized material effect on your results, and that impact will accelerate in 2024. In light of the foregoing, please tell us what consideration you gave to disclosing known trends or uncertainties that are reasonable likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the 2024 expiring leases within your Management’s Discussion and Analysis of Financial Condition and Results of Operations. Reference is made to Item 303 of Regulation S-K. Response: When drafting the Management’s Discussion and Analysis of Financial Condition and Results of Operations, we gave extensive consideration to the trends and uncertainties arising from, related to, or caused by the 2024 expiring leases and made broad disclosures. For example, we respectfully direct the Staff to the “Executive Summary” section on pages 30-31 of the Form 10-K, where we state the following: “Our efforts to address upcoming lease maturities and vacancies have been adversely impacted by economic conditions, such as rising interest rates, rising inflation and recession fears, along with persistent remote and hybrid working trends as a result of the COVID-19 pandemic. We have experienced and we expect we will continue to experience slower new leasing and there remains uncertainty over existing tenants’ long- term space requirements. Some of the anticipated leasing we expected to realize is either going to be delayed, reduced or eliminated. Overall, this could reduce our future rental revenues. We cannot provide any assurance as to whether we will be able to renew leases with existing tenants or re-let vacant space to new tenants on favorable terms and in a timely manner, or at all.” In our Form 10-Q for the quarterly period ended March 31, 2024, we have also added the following disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors That May Impact Our Operating Results – Economic Environment and Tenant Retention”: “Our portfolio comprises primarily single-tenant leases, and tenant retention remains a significant challenge, as we have faced and will continue to face significant lease expirations the next few years. For example, leases representing approximately 22.7% and 13.2% of our annualized base rent are scheduled to expire in 2024 and 2025, respectively, and we may be unable to renew leases or find replacement tenants. Certain

9 changes in office space utilization, including increased remote and hybrid work arrangements and tenants consolidating their real estate footprint, continue to impact the office leasing market. The utilization and demand for office space continue to face headwinds and the duration and ultimate impact of current trends on the demands for office space at our properties remains uncertain and subject to change. Accordingly, we do not yet know what the full extent of the impacts will be on our or our tenants’ businesses and operations or the long-term outlook for leasing our properties. Higher interest rates, inflationary pressures, geopolitical hostilities and tensions, and concerns that the U.S. economy may enter an economic recession have caused disruptions in the financial markets and these factors could adversely affect our and our tenants’ financial condition and the ability or willingness of our tenants to renew our leases or pay rent to us.” Results of Operations, page 37 8. We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that your decrease in rental revenue was primarily due to the decrease in your overall occupied square footage due to scheduled vacancies and property dispositions. When there are multiple factors (e.g., vacancies, dispositions) impacting your operating results, please revise your disclosures to separately quantify the impact from each factor. Response: We acknowledge the Staff’s comment, and in our Form 10-Q for the quarterly period ended March 31, 2024, we have revised these disclosures where material, and will continue to do so in future periodic filings. For example, in the Form 10-Q for the quarterly period ended March 31, 2024, we have disclosed the following under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Revenues – Rental”: “The decrease in rental revenue of $3.0 million during the three months ended March 31, 2024 as compared to the same period in 2023 was primarily due to the impact from a decrease in our overall occupied square footage due to scheduled vacancies of $4.0 million and the impact from property dispositions of $2.0 million. Our portfolio occupancy rate was 75.3% and we had 75 properties with an aggregate of 8.7 million leasable square feet as of March 31, 2024, as compared to a portfolio occupancy rate of 87.2% and 81 properties with an aggregate of 9.5 million leasable square feet as of March 31, 2023. The decrease in revenues was partially offset by $2.7 million of reimbursements from previous tenants for certain end of lease obligations during the three months ended March 31, 2024.” * * * * On behalf of Orion, I hereby acknowledge that:  Orion is responsible for the adequacy and accuracy of the disclosure in the filings;

10  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and  Orion may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please let me know if you have any questions. Sincerely, /s/ Gavin B. Brandon Gavin B. Brandon cc: Jennifer Monick Kibum Park Dorrie Yale Paul McDowell Paul Hughes Kate Saltz, Hunton Andrews Kurth LLP